Eric Weinheimer Vice-President & Associate General Counsel	Sun Life Financial Inc. 150 King Street West Suite 1400 Toronto, Ontario M5H 1J9 Tel: (416) 979-4825 Fax: (416) 979-3209 Eric.weinheimer@sunlife.com

October 15, 2013

United States Securities and Exchange Commission

450 Fifth Street West, N.W.

Washington D.C. 20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Dear Mr. Rosenberg

Re:	Sun Life Financial Inc.
Form 40-F for Fiscal Year Ended December 31, 2012
File No. 001-15014

We have received your letter addressed to Thomas A. Bogart, Executive Vice-President, Corporate Development and General Counsel of Sun Life Financial Inc. (the “Company”) dated September 13, 2013 setting out comments of the staff (the “Staff Comments”) of the Securities and Exchange Commission on the Company’s Form 40-F for the year ended December 31, 2012. The Company’s responses to your comments are set out below. For convenience, we have included the Staff Comments, in italics, followed by our responses.

While we believe that the Company’s disclosure was appropriate, we will provide additional disclosure in our future periodic reports to address the Staff Comments. We are doing so in the spirit of cooperation with staff, and any change in our future filings should not be taken as an indication that prior disclosures were in any way deficient or inaccurate. The additional disclosures are underlined and deletions are identified by a strike through.

In this letter, we refer to the management’s discussion and analysis and the consolidated annual financial statements for the year ended December 31, 2012 that are included in the Company’s 2012 Form 40-F as our “2012 MD&A” and our “2012 Annual Financial Statements”, respectively.

Exhibit 1. Annual Management’s Discussion and Analysis.

Financial Performance

2012 Consolidated Results of Operations

Impact of Low Interest Rate Environment, page 31

1. Please tell us if the estimated reduction in net income from continuing operations for the 2013 to 2015 period addresses fixed maturity investments that are subject to call or redemption features at the issuer’s option and, if not, why not.

Sun Life Financial Response:

The estimated reduction in net income from continuing operations for the 2013 to 2015 period addresses fixed maturity investments that are subject to call or redemption features at the issuer’s option. Provision for this risk is recognized in the valuation of our insurance contract liabilities under Canadian accepted actuarial practice.

Investments

Debt securities, page 50

2. Please provide us proposed disclosure to be included in future filings that states the source for your credit ratings in the table. If more than one source is used, please discuss in your proposed disclosure how the ultimate rating used in the table is determined.

Sun Life Financial Response:

We monitor credit quality utilizing internal credit risk ratings as well as, when available, ratings assigned by external rating agencies. The credit quality of our debt securities is determined using a scorecard methodology, which combines detailed examination of the borrower’s or issuer’s credit quality and the characteristics of the specific debt instrument, to arrive at a rating assigned to each investment.

In future filings, we will indicate the sources of our credit risk ratings and we will provide additional disclosure concerning the process for determining those ratings. For example, we would have included the following statement where ratings were referred to in a table in our 2012 MD&A.

The credit risk ratings in the following table were established in accordance with the process described in the Credit Risk Management Governance and Control—Risk Management Policies section in this MD&A.

In addition, we would have included the following disclosure in our 2012 MD&A to describe our process for determining ratings.

Credit Risk Management Governance and Control, page 59

During 2012, credit risk management procedures were enhanced. In-force public and private corporate debt, as well as whole loan commercial mortgages, were rated using scorecards which combine probability of default and loss given default to arrive at a credit risk rating. The rating, expressed using a 22-point scale consistent with those used by external rating agencies, is based on detailed examination of the borrower’s or issuer’s credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management, and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. Under internal policy, our ratings cannot be higher than the highest rating provided by Nationally Recognized Statistical Rating Organizations (“NRSROs”). Certain assets, including those in our sovereign debt and asset-backed securities portfolios, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor’s, Moody’s, Fitch and DBRS Limited.

Exhibit 2 – Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1: Significant Accounting Policies

Income Tax, page 98

3. In the first paragraph on page 99 you indicate that you present the discounting effect of deferred income taxes associated with temporary differences on policy-related tax items in insurance contract liabilities. Please tell us your basis under the authoritative literature for your accounting. In your response, please tell us why you do not classify these amounts as either deferred tax liabilities under paragraph 15 of IAS 12 or deferred tax assets under paragraph 24 of IAS 12.

Sun Life Financial Response:

Deferred income taxes associated with temporary differences on policy-related tax items are classified as either deferred tax liabilities under paragraph 15 of IAS 12 or as deferred tax assets under paragraph 24 of IAS 12. Under IAS 12, these amounts are not discounted.

Our insurance contract liabilities are measured in accordance with IFRS 4 Insurance Contacts, which allows us to follow the Standards of Practice of the Canadian Institute of Actuaries (the “CIA Standards”). The CIA Standards require the measurement of insurance contract liabilities to include cash flows from policy-related tax items in accordance with sections 2320.42 through 2320.48 of the CIA Standards. If the cash flows associated with those tax items are in the future, they will be reflected in the insurance contract liabilities on a discounted basis as are all cash flows included in the measurement of insurance contract liabilities under the CIA Standards.

Furthermore, section 2130.15 of the CIA Standards requires the measurement of insurance contract liabilities to be adjusted to avoid double counting when the insurer’s accounting policy requires amounts that are included in the measurement of insurance contract liabilities to be reported as a separate item on the statement of financial position. Section 2130.50 of the CIA Standards cites future tax liabilities and assets as an example of where such adjustment is required, and includes other examples such as deposit liabilities, deferred acquisition expenses, and incurred but unpaid items. After the insurance contract liabilities are adjusted to remove the (undiscounted) future tax liabilities and assets held separately on the statement of financial position, the discounting effect remains in the insurance contract liabilities.

Note 3: Held for Sale Classification and Discontinued Operation, page 102

4. Please provide us your analysis under the authoritative literature supporting your position to not accrue an apparent approximately $1 billion anticipated loss upon the sale of your U.S. Annuities business and portions of your U.S. life insurance businesses. In your response, please tell us how the carrying amount of your disposal group is carried at its fair value less costs to sell as required by paragraph 15 of IFRS 5 when it is apparent that your anticipated selling price is less than the book value of the disposal group.

Sun Life Financial Response:

On December 17, 2012, we entered into an agreement to sell our U.S. annuities business and certain of our U.S. life insurance businesses (the “U.S. Annuity Business”), which met the definition of a disposal group and met the accounting criteria for held for sale classification under IFRS 5 Non-current assets held for sale (“IFRS 5”).

Once the held for sale requirements were met, the assets of the U.S. Annuity Business were to be measured based on IFRS 5 paragraph 15, which states that, “an entity shall measure a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell.” Additional measurement guidance is provided in paragraph 18 of IFRS 5, which states, “immediately before the initial classification of the asset (or disposal group) as held for sale, the carrying amounts of the asset (or all the assets and liabilities in the group) shall be measured in accordance with applicable IFRSs.” Therefore all the assets and liabilities of the disposal group were to be classified as held for sale and measured in accordance with the applicable IFRSs.

If an impairment loss of the disposal group exists (where the carrying amount exceeds the fair value less cost to sell), paragraph 23 of IFRS 5 limits the allocation of the impairment loss and states that, “the impairment loss (or any subsequent gain) recognized for a disposal group shall reduce the carrying amount of the non-current assets in the group that are within the scope of the measurement requirements of this IFRS.”

The scope of IFRS 5 as defined in paragraph 2 is, “all recognized non-current assets and disposal groups, except for those assets listed in paragraph 5 which shall continue to be measured in accordance with the Standard noted.” Current assets are excluded from IFRS 5. In addition, the following non-current assets are also out of scope for IFRS 5 (listed in paragraph 5):

“The measurement provisions of this IFRS do not apply to the following assets, which are covered by the IFRSs listed, either as individual assets or as part of a disposal group:

(a)	deferred tax assets (IAS 12 Income Taxes).
(b)	assets arising from employee benefits (IAS 19 Employee Benefits).
(c)	financial assets within the scope of IAS 39 Financial Instruments: Recognition and Measurement.
(d)	non-current assets that are accounted for in accordance with the fair value model in IAS 40 Investment Property.
(e)	non-current assets that are measured at fair value less costs to sell in accordance with IAS 41 Agriculture.
(f)	contractual rights under insurance contracts as defined in IFRS 4 Insurance Contracts.”

We reviewed the assets of the U.S. Annuity Business based on the above listed guidance to identify all balances that were in scope of IFRS 5. Most of the assets were either current assets or were under the scope exclusions of IFRS 5 paragraph 5, (a), (c), (d) or (f) listed above. The most significant assets of the U.S. Annuity Business were financial assets that were carried at fair value and out of scope of IFRS 5. In accordance with the measurement requirements of IFRS 5 paragraph 15 and 23, we wrote down to zero non-current assets, including intangible assets and a portion of the other assets.

The insurance contract liabilities of the U.S. Annuity Business were measured in accordance with IFRS 4 Insurance Contracts and presented as held for sale, as required by paragraph 18.

In summary, the assets and liabilities of the disposal group were recorded in accordance with the applicable IFRSs.

As noted above, IFRS 5 provides for the disposal group as a whole to be measured at the lower of carrying value and fair value less costs to sell by adjusting the assets in scope of IFRS 5. When the non-current assets in scope of IFRS 5 are written down to zero and the carrying value of the disposal group is still higher than the fair value less costs to sell, IFRS 5 is silent on how and when to account for this difference.

Given IFRS 5 is silent in this circumstance, we considered other relevant facts as to whether an additional adjustment for the estimated loss should be recorded while ensuring compliance with IFRS. Though the sale represented an expected economic loss to Sun Life Financial, the assets and liabilities of the disposal group continued to be recorded in accordance with all applicable IFRSs, as discussed above. Therefore an additional adjustment for the estimated loss was not recognized as at December 31, 2012. The estimated loss was recorded upon close of the transaction and will be reported in our third quarter 2013 consolidated financial statements when the risks and rewards associated with the business transfer to the purchaser.

However, we understood the importance and relevance of the anticipated loss to the users of our financial statements and we provided key information about the disposition to enable users to understand the transaction and the anticipated loss upon close of the transaction. We provided additional disclosures in our 2012 MD&A and in our 2012 Annual Financial Statements. In Note 3 of our 2012 Annual Financial Statements, we stated, “IFRS 5 does not address the situation which arises when the carrying amount of scoped-in non-current assets are less than the amount by which a disposal group’s carrying amount exceeds its fair value less cost to sell.” In addition, we provided the expected proceeds on the transaction, the assets and liabilities held for sale, an estimate of the cumulative foreign currency translation difference which would be recycled into income from other comprehensive income at closing, details of the purchase price adjustment and other factors impacting the loss. In our 2012 MD&A, we disclosed the estimated loss of $1,050 million related to the sale of the U.S. Annuity Business and that we expected the transaction to close before the end of the second quarter of 2013.

In subsequent quarterly reporting in 2013, we continued to provide information to investors on the transaction and updated previously disclosed figures. In our first quarter 2013 consolidated financial statements, we provided the net carrying value of the assets less liabilities held for sale and an estimate of the cumulative foreign currency translation as at March 31, 2013 and updated these balances as at June 30, 2013 in our second quarter 2013 consolidated financial statements. In our first quarter 2013 management’s discussion and analysis, we updated the estimated loss, which had changed to approximately $1,100 million. In our second quarter 2013 management’s discussion and analysis, issued on August 8, 2013, we disclosed that we expected the sale to result in a $1,100 million decline in shareholders’ equity.

We also provided updates on the status of the transaction. We had communicated in our 2012 MD&A and first quarter 2013 management’s discussion and analysis that we expected the transaction to close before the end of the second quarter in 2013. We announced in a press release on June 21, 2013, that the close of the transaction was expected to occur after the second quarter of 2013. In July of 2013, we received the final regulatory approvals and announced in a press release on July 31, 2013 that the transaction was expected to close on or before August 2, 2013. In a press release on August 2, 2013 we indicated that the transaction had closed.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our responses in this letter, please contact the writer at (416) 979-4825.

Yours very truly,

/s/ “Eric Weinheimer”
Eric Weinheimer Vice-President and Associate General Counsel

ERW:ap

cc:	Thomas A. Bogart, Executive Vice-President,

    Corporate Development and General Counsel

Colm Freyne, Executive Vice-President

    and Chief Financial Officer

Neil Harrison, Deloitte LLP